ASX/MEDIA RELEASE	5 July 2006

New Discovery: BioSiliconTM
Demonstrates Adjuvant Properties
Potential to be exploited in delivery of vaccines

Boston, MA. and Perth, Australia - Global bio-nanotech company pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) is pleased to announce that its novel drug delivery platform, BioSiliconTM has demonstrated the capability to act as an adjuvant when delivered with an antigen. A patent application has been filed in the U.K. which covers the application of BioSiliconTM as an adjuvant.

•
A vaccine is any substance bearing antigens (any substance capable of eliciting an immune response) on its surface that causes activation of a human’s or animals' immune system without causing actual disease.

•	An adjuvant is any substance that is capable of enhancing a host response towards an active agent and is often used in conjunction with antigens to enhance the immune response of humans and animals.

Recent in vivo pre-clinical data demonstrate that BioSiliconTM alone does not stimulate the immune system. This finding is critical since it confirms the biocompatible attribute of this novel biodegradable biomaterial. The controlled study also demonstrated that certain forms of BioSiliconTM, delivered in specific combinations with a specific antigen, showed an adjuvant activity equivalent to the well established and widely used adjuvant, alum (aluminium salts).

The BioSiliconTM-antigen combinations resulted in an enhanced immune response based on in vivo antibody responses. This finding opens up the potential for exploiting BioSiliconTM not only for the delivery of vaccines, but also for enhancing the immune response to those vaccines. The global market for vaccines is estimated at $8 billion.

“This finding indicates the potential utility of BioSiliconTM in the vaccine delivery market,” said Mr Gavin Rezos, CEO of pSivida Limited. “The discovery of the adjuvant properties of BioSiliconTM presents an exciting new development and widens the potential market for this novel biodegradable biomaterial”.

-ENDS-

pSivida Limited Brian Leedman Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com

NOTES TO EDITORS:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products. Retisert™ is FDA approved for the treatment of uveitis. Vitrasert® is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb own the trademarks Vitrasert® and Retisert™. pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying Medidur™, a treatment for diabetic macular edema, is licensed to Alimera Sciences and is in Phase III clinical trials.

pSivida owns the rights to develop and commercialise a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopaedics, and tissue engineering. pSivida’s subsidiary, AION Diagnostics Limited is developing diagnostic products and the subsidiary pSiNutria is developing food technology products both using BioSilicon™.

pSivida’s intellectual property portfolio consists of 70 patent families, 74 granted patents and over 290 patent applications. pSivida conducts its operations from offices and facilities near Boston in the United States, Malvern in the United Kingdom, Perth in Australia and Singapore.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

The Company's largest shareholder and a strategic partner is QinetiQ, a leading international defence, security and technology company, formed in 2001 from the UK Government's Defence Evaluation & Research Agency (DERA). QinetiQ (QQ.) was instrumental in discovering BioSiliconTM and pSivida enjoys a strong relationship with, including access to its cutting edge research and development facilities.

For more information, visit www.psivida.com

This document contains forward-looking statements that involve risks and uncertainties. The statements reference potential products, applications and regulatory approvals. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: BioSilicon’s™ inability to deliver vaccines or its unsuitability to enhance the immune response to vaccines; our failure to achieve regulatory approvals for the use of BioSilicon™ as an adjuvant; unfavourable changes in the market for vaccines or adjuvants; our inability to recreate the results of our pre-clinical data concerning BioSilicon’s™ adjuvant properties; our inability to develop proposed products, including without limitation, in the drug delivery, wound healing, orthopaedics, and tissue engineering, diagnostics and food technology fields; failure of our evaluation agreements to result in license agreements; failure to develop applications for BioSilicon™ due to regulatory, scientific or other issues;failure to complete negotiations for new centers for the BrachySil™ phase IIb clinical trial for inoperable primary liver cancer; failure of our discussions with the FDA for BrachySil™ to continue or to lead to FDA approval; failure of the BrachySil™ phase IIb clinical trial for inoperable primary liver cancer to determine the optimal dose, provide key safety data or support future pivotal efficacy trials or product registration or approval; failure of the BrachySil™ primary liver programme that is in phase IIb clinical trials to provide a valuable platform for the development and commercialisation of BrachySil™ for pancreatic cancer and other indications; failure to commence phase IIa BrachySilTM trials for the treatment of pancreatic cancer; failure of the findings of the pancreatic cancer phase IIa trial to provide a platform for further multicentre efficacy and safety trials; failure of there to be optimisation and standardisation between our two  pancreatic cancer study centres; failure of the results of the Retisert™ for DME trial to be a good indicator of the results of pSivida’s ongoing phase III Medidur™ for DME trial; failure of the Medidur™ trials in DME to show a very similar improvement in visual acuity and diabetic retinopathy severity score as Retisert™ for DME; failure of Medidur™ to release fluocinolone acetonide at the same rate as Retisert™; our inability to recruit patients for the phase III Medidur™ for DME trial;. Other reasons are contained in cautionary statements in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.